Exhibit 2.5


                                    AGREEMENT

     This Agreement is effective as of the first day of September, 2004 by and between Shirvanian Family Investment Partnership, LP, a California Limited Partnership ("SFIP") with its principal place of business located at 23 Corporate Plaza, Suite 247, Newport Beach, California 92660 and Smart Truck Systems, Inc., a Nevada corporation qualified to do business in the State of California ("STS") whose principal place of business shall be 22101 Alessandro Blvd., Moreno Valley, California 92553.

     WHEREAS, STS requires real property and premises within Moreno Valley, California to conduct its manufacturing, fabrication and assembling business; and

     WHEREAS, SFIP owns a certain parcel of land and a building located at 22101 Alessandro Blvd., Moreno Valley, California 92553 (the "Premises") which is suitable for the business activities of STS; and

     WHEREAS, STS seeks to utilize the building and premises as depicted in the diagram attached hereto as Exhibit "A" and by this reference incorporated herein and SFIP is willing to grant a License to STS for its use on the following terms and conditions.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. SFIP hereby grants STS the right to use that portion of the Premises described in Exhibit "A" for the fabrication, construction, manufacture, and assembly of vehicles and equipment utilized in the waste collection and disposal industry- This Agreement also allows for the storage of the vehicles and equipment and movement of personnel and vehicles on and over the Premises by STS' employees.

     2. STS shall be allowed to utilize the Premises for a period of one year commencing on September 1, 2004 and ending on August 31, 2005. This License may be extended for an additional one year period on the same terms and conditions upon the mutual agreement of the parties.

     3. Licensee shall pay to SFIP, as and for a monthly rental for the Premises the following amounts. Licensee shall pay the sum of Five Thousand Dollars ($5,000.00) per month for the months of September and October, 2004. Thereafter, Licensee shall pay the sum of Twenty Thousand Dollars ($20,000.00) per month through the conclusion of the License. The monthly rental shall be paid on the first day of each month during the term of this Agreement.


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     4. STS, at its sole expense, shall maintain and keep in good order, condition and repair the entirety of the Premises during the term of this Agreement

     5. STS shall make no improvements to, or alter the Premises in any way whatsoever without the written approval of SFIP.

     6. STS agrees to indemnify and hold SPIP, Yucaipa Towing and its affiliates and related entities harmless from and against all claims, damages, losses and expenses, including reasonable attorneys' fees, arising out of STS' use of the Premises, which is caused in whole or in part by STS' negligent act or omission or that of an agent for whose acts STS is deemed liable. SFIP agrees to indemnify and hold STS harmless from and against all claims, damages, losses and expenses, including reasonable attorneys' fees, arising out of Yucaipa Towing's use of the property licensed to that entity.

     7. STS shall maintain with respect to the Premises and its operations conducted pursuant to this license comprehensive public liability insurance in the amount of S 1,000,000 per occurrence and $1,000,000 aggregate coverage with a responsible insurance carrier qualified to do business in California and in good standing therein naming SFIP as an additional insured as well as Licensee against injuries to persons or damage to property as provided.

     STS shall deliver to SFIP certificates evidencing such insurance at or prior to September 10, 2004. All such insurance certificates shall provide that such policies shall not be cancelled without at least ten (10) days prior written notice to SFIP.

     8. At any time that STS is open for business, SFIP or its representative shall have the right to enter the Premises to inspect the Premises, perform any repairs or for any other legitimate business purpose- SFIP shall utilize; its best efforts to minimize interference with the conduct of STS' business.

     9. Upon termination or expiration of this Agreement, STS shall restore the Premises to the condition it was in prior to the commencement of this Agreement. STS agrees to provide reasonable restitution for any permanent damage to the Premises which is caused by STS.

     10. In any litigation, arbitration, or other proceeding by which one party seeks to enforce its rights under this Agreement, the prevailing party shall be awarded reasonable attorneys' fees, together with any costs and expenses, to resolve the dispute and to enforce the final judgment.



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IN WITNESS WHEREOF, the parties have executed this Agreement on the 15th day of
September, 2004.

"STS"                                        "SFIP "
Smart Truck Systems, Inc.             Shirvanian Family Investment Partnership



By /s/ ROBERT CASHMAN                 By: /s/ VACHE HANESSIAN
   ------------------------             --------------------------------
Robert Cashman, President             Vache Hanessian, Authorized Agent








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